Exhibit 99.1

Golden Star Announces Changes to Board of Directors and Adopts Advance Notice By-Law

Toronto, ON - February 25, 2014 - Golden Star Resources Ltd. (“Golden Star” or the “Company”) today announced that Anu Dhir has joined the Company’s board of directors.

Ms. Dhir is the Managing Director of Miniqs Limited, a private group primarily interested in developing resource projects, and is the lead non-executive director of Atlatsa Resources Corp and Frontier Rare Earths Limited. Prior to founding Miniqs Limited, Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited. Ms. Dhir holds a Bachelor of Arts degree (BA) from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States.

Ms. Dhir will replace Mr. Ian MacGregor, who is resigning his position as a director of the Company effective February 28, 2014 after serving on the Company’s board of directors since April 3, 2000, including being the Chairman from January 27, 2004 to December 16, 2010.
“We are pleased to add Anu Dhir to Golden Star’s board of directors”, said Tim Baker, Chairman of the Board. “She brings a unique combination of business, operations and legal experience along with a successful history of developing and negotiating business development deals, including joint ventures, mergers and acquisitions, financings, and strategic partnerships. At the same time, on behalf of both the Board and Management, I would like to thank Ian MacGregor for his many contributions over the years, we will miss him greatly”.

Golden Star also announced the approval and adoption by its board of directors of a new by-law relating to advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company (the “Advance Notice By-law”). The purposes of the Advance Notice By-law are to (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice By-law fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth (10th) day following such public announcement.

In the case of a special meeting of shareholders, which is not also an annual meeting, called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-law is effective immediately. In accordance with applicable corporate laws, the Advance Notice By-law will be subject to confirmation by shareholders at the Company’s next shareholder meeting. The full text of the Advance Notice By-law is available at www.sedar.com or upon request by contacting the Executive Vice President and Chief Financial Officer, Jeff Swinoga at 416-583-3803.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

Company Profile:

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study being completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information, please contact:

Jeff Swinoga, Executive Vice President and Chief Financial Officer
416-583-3803

Angela Parr, Director Investor Relations
416-583-3815

investor@gsr.com

For further information on the Company, please visit www.gsr.com.

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